Exhibit 99.4
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Stantec Inc. of our report dated February 25, 2026, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in an Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-283922) of Stantec Inc. of our report dated February 25, 2026 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as an Exhibit to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Edmonton, Alberta, Canada
February 25, 2026